HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                 March 28, 2012

Kristin Lockhead
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.
            Form 10-K

     This office represents Biocurex, Inc. (the "Company"). An Amendment to the Company's report on Form 10-K for the year ended December 31, 2010 was filed with the Commission on March 28, 2012. This letter provides the Company's responses to the comments received from the staff by letter dated April 28, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                     Page Number
                                                                     -----------

     1. With respect to the staff's August 4, 2010 letter, Post-Effective Amendment No. 3, which addressed the comments in the staff's August 4, 2010 letter, was not filed until July 7, 2011. The Company's 10-K for its year ended December 31, 2010 was filed on March 31, 2011, or almost three months prior to the filing of its Post-Effective Amendment No. 3. The following comments in the August 4, 2010 letter did not pertain to the 10-K:

                            1, 2, 12, 13, 14, 15, 16

     The following comments in the August 4, 2010 letter have been addressed in the Company's Amended 10-K report for the year ended December 31, 2010 which was filed on March 28, 2012:

           3.                                                            9, 22

           4.   (Second and third bullet points only)                   17, 19

           5.                                                           17, 23

           6.                                                                9

           7.                                                               11

           8.                                                               19

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                                                                     Page Number
                                                                     -----------


           9.                                                               23

           10.                                                              36

           11. As explained in the "Explanation of Responses" section of the Form 4 filed by Dr. Moro on January
               5, 2010, the Form 4 filed in January 2010
               rescinded the transactions reported on the Form 4
               filed by Dr. Moro on September 21, 2009

     2. The Company's restated financial statements for the year ended December 31, 2009 were filed with the Company's 10-K report for the year ended December 31, 2010. The financial statements for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 are now over two years old. We see no reason to clutter the Edgar system by filing restated financial statements which are either over, or close to being over, two years old.

     3. As of December 31, 2009 the Company had a good faith belief that its disclosure controls and procedures were effective.
The Company's 10-K report for fiscal 2009 was filed on April 1, 2010. The fact that it was later determined that the December 31, 2009 financial statements were incorrect does not affect the Company's conclusions regarding disclosure and internal controls at the time they were made.

     4. We do not believe the Company needs to file an Item 4.02
From 8-K since, at this point, no reasonable person would be relying on the Company's December 31, 2009 financial statements.

     5. The agreement with the Company's patent counsel provides that the Company will issue shares to the patent counsel in payment of legal services. The proceeds from the sale of the shares are applied against amounts owed for legal services.

     The Company is required to issue additional shares until the proceeds from the sale of the shares equals the amount owed for the legal services. The agreement does not specify the timing of the share issuances. A new agreement is entered into for each share issuance and the timing of the share issuances is dependant upon the dates the Company is billed by its patent counsel and the market price of the Company's common stock at the time the shares are sold.

     The shares issued to the Company's patent counsel were treated as shares issued to non-employees pursuant to ASC 505-50. Pursuant to ASC 505-50 the fair value of the shares is determined on the grant date. As the commitment to issue additional shares is essentially a market condition, the fair value of the commitment to issue additional shares is also measured at fair value pursuant to ASC 815-40 at each balance sheet date. At December 31, 2010, the Company recorded the commitment to issue additional shares as a derivative liability.

                                                                               2
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                                                                     Page Number
                                                                     -----------

     At each balance sheet date the fair value of the unsold shares are marked to fair value. The commitment to issue additional shares is also remeasured to fair value and the change in fair value is recorded as a gain or loss on the change in fair value of a derivative liability under ASC 815-40 as the agreement with the Company's patent counsel provides for net settlement.

     6. The conclusions required by Item 9A were as of the end of the period covered by the report, which was December
31, 2010. The effectiveness of the Company's disclosure controls and internal controls are determined as of December 31, 2010, and no other date. In other words, if the Company's disclosure controls and internal controls were not effective prior to December 31, 2010, but were effective on December 31, 2010, then any statement that the Company's disclosure and internal controls were effective as of the "end of the period covered by the report" would be correct. The fact that the Company's disclosure and/or internal controls may have been ineffective in 2009 has no bearing on the effectiveness of these controls on December 31, 2010.

     7. See response to Comment 6 above.

     8. The Company  operates  from a single  location.  The
Company uses COSO guidance to evaluate and assess its internal control over financial reporting:

          o Control Environment Principles - Integrity and ethical values - management has developed a statement of ethical values that is understood at all levels of the Company and monitors the use of those principles in the financial reporting process.

          o Control Environment Principles - the Company retains individuals who possess the required competencies related to financial reporting. The Company's officers and directors are assigned appropriate levels of authority and responsibility to facilitate effective internal control over financial reporting.

          o Risk Assessment - Management has specified financial reporting objectives which require compliance with generally accepted accounting principles and identification of risks which may affect financial reporting.

     The Company does not have an internal audit function.

                                                                               3

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                                                                     Page Number
                                                                     -----------

     The Company's books and records are maintained in Quickbooks accounting software. Supporting schedules are prepared by the Company's chief financial and accounting officer (CFO). The CFO prepares the financial statements from the Quickbooks software and from supporting Excel working papers. Adjustments (accruals, Black-Scholes computations, etc.) are then made so that the Company's financial statements are presented in accordance with US
GAAP.

     The CFO was the Company's comptroller from July 2005 to October 2009 and was promoted from comptroller to CFO in October 2009. The CFO was a senior accountant at DTI Dental Technologies Inc. from September 2004 to June 2005. The CFO is a Certified General Accountant (Canada).

     Prior to submission to the Company's auditors for their review, the financial statements and supporting schedules are sent to the Company's external accounting consultants, Lancaster & David, Chartered Accountants
("L&D") for review and revision. L&D is an independent firm of Chartered Accountants and is located at Suite 510, 701 West Georgia Street, Vancouver, BC, Canada, V7Y 1C6. L&D providies auditing and accounting services to numerous Canadian listed public companies. L&D also provides accounting services to numerous US listed public companies. All of the individuals at L&D involved with the Company's financial statement review have either a Certified Public Accountant, Chartered Accountant (Canada) or Certified General Accountant (Canada) designation.

     L&D does not prepare the Company's financial statements or evaluate its internal control over financial reporting. L&D reviews the financial statements and working papers as prepared by the CFO and suggests improvements to disclosures. L&D also assists with the Company's more complex accounting issues. The Company paid L&D $14,000 for services during fiscal year ended December 31, 2010.

     The  Company's  directors  have limited  knowledge of U.S.
GAAP or internal control over financial reporting.

     9. The Statement of Stockholders' Equity has been revised.           F-12

     10. Note 6 has been revised.                                         F-22

     11. The warrants were analyzed for derivative liability treatment under ASC 815-40-15 and -55, and were determined not to meet the definition of a derivative liability.

                                                                               4

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                                                                     Page Number
                                                                     -----------

     The Company evaluated whether separate financial instruments with the same terms as the warrants would meet the characteristics of a derivative instrument as described in ASC 815-15-25. The conversion features have an underlying notional amount (the Company's stock price and number of shares) and no initial net investment other than that received for the warrant.

     However, the terms of the contract do not permit net cash settlement, as the shares delivered upon conversion are not readily convertible to cash. ASC 815-10-15-130 provides additional guidance on determining whether shares are readily convertible to cash: "A security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume. That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume." The Company's trading history indicated that the shares are thinly traded and the market would not absorb the sale of the shares issued upon conversion without significantly affecting the price. As the conversion features would not meet the characteristics of a derivative instrument as described in paragraphs ASC 815-15-25, the conversion feature is not required to be separated from the host instrument and accounting for separately. Under ASC 815-40-25, as the warrants do not permit net cash settlement, and require net share settlement, they must be initially classified as equity. The characteristics of the conversion option is evaluated each balance sheet date to ensure that this accounting treatment remains appropriate.

     12. Note 6 has been revised in response to this comment.       F-21, F-22

     13. The modification of the conversion price on the outstanding convertible debt from $0.14 to $0.13 during fiscal 2010 was accounted as a change in the conversion price of the previously bifurcated conversion feature. The change in the conversion price resulted in a change in the fair value of the derivative liability.

     14. You are not getting it. The warrants provide that they may not be exercised unless a registration statement is in effect covering the shares issuable upon the exercise of the warrants. No registration statement, no tickie, no laundry, no exercise. The provision in the warrant requiring registration as a condition to exercise is a term of the warrant, the same as the provisions concerning exercise price, redemption and expiration. Any person buying the warrant takes the warrant subject to its terms, one of which requires registration prior to exercise.

                                                                              5

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                                                                     Page Number
                                                                     -----------

     15. There is no warrant agreement between the Company and the warrant holder. The warrant agreement between the Company and the warrant agent, to which the warrant holder is subject, does not specify how the warrant will be settled in the event the Company is unable to deliver registered shares, since the warrant cannot be exercised if registered shares cannot be delivered. The warrant agreement does not specify any circumstances under which a net cash settlement would be required. The warrant agreement only requires the Company to pay cash to the warrant holder in the event the warrants are redeemed, which is at the option of the Company.

     16. The management stock options were granted on January 19, 2010. One-third of the options vested on the grant date, one-third vest one year after the grant date, and one-third vest two years after the grant date.
The stock options were valued at grant date and should not have been re-valued at December 31, 2010. However, the difference in the fair value on the grant date and December 31, 2010 is $600, which is not a material misstatement.

     17. See Exhibit 10 to the Company's 8-K report filed on July 7, 2005 for the terms of the warrants.

     The warrants were analyzed for derivative liability treatment under ASC 815-40-15 and -55, and were determined not to meet the definition of a derivative liability.

     The Company evaluated whether separate financial instruments with the same terms as the warrants would meet the characteristics of a derivative instrument as described in paragraphs ASC 815-15-25. The conversion features have an underlying notional amount (the Company's stock price and number of shares) and no initial net investment other than that received for the debt.

     The terms of the contract do not permit net cash settlement, as the shares delivered upon conversion are not readily convertible to cash. ASC 815-10-15-130 provides
additional   guidance  on  determining  whether  shares  are
readily convertible to cash: "A security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume. That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume." The Company's trading history indicated that the shares are thinly traded and the market would not absorb the sale of the shares issued upon conversion without significantly affecting the price. As the conversion features would not meet the characteristics of a derivative instrument as described in paragraphs ASC 815-15-25, the conversion feature is not required to be separated from the host instrument and accounting for separately. Under ASC 815-40-25, as the warrants do not permit net cash settlement, and require net share settlement, they must be initially classified as equity.
The characteristics of

                                                                               6
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                                                                     Page Number
                                                                     -----------

the conversion option is evaluated each balance sheet date to ensure that this accounting treatment remains appropriate.

     18. Note 11 has been  revised to  reclassify  the
derivative  liability as Level 3.                                         F-31

     19. Comment complied with.                                      F-34/F-36

     20. The difference in present value of the cash flows under the terms of the July 1, 2009 debt instrument was greater than 10% from the November 26, 2008 debt instrument. As a result, and in accordance with ASC 470-50 Debt - Modifications and Extinguishments, the Company deemed the terms of the amendment to be substantially different and treated the November 26, 2008, convertible notes as extinguished and exchanged for new convertible notes.

     Due to the reset provision, the embedded conversion option qualifies for derivative accounting under ASC
815-15. This fair value of the derivative liability at issuance of $732,588 was discounted from the note payable.

     The fair value of the July 1, 2009 notes was recorded on July 1, 2009. The carrying value of the modified notes were deemed to be extinguished on July 1, 2009 and the Company recorded a gain on extinguishment of debt of $498,003 equal to the difference between the carrying value of the old notes and the fair value of new notes.

     21. The convertible debt and the warrants were accounted for in accordance with EITF 00-27 and EITF 98-5. The proceeds were allocated between the debt and warrants based on their relative fair values. The relative fair value assigned to the share purchase warrants was recorded as a debt discount to be amortized as interest expense over the term of the convertible notes.

     The adoption of ASC 815-40-15 and 815-40-55 on January 1, 2009 did not have any impact. The convertible debt and the warrants were analyzed for derivative liability treatment under ASC 815-40-15 and -55, and were determined not to meet the definition of a derivative liability.

     The Company evaluated whether separate financial instruments with the same terms as the conversion feature and the warrants would meet the characteristics of a derivative instrument as described in paragraphs ASC 815-15-25. The conversion features have an underlying notional amount
(the Company's stock price and number of shares) and no initial net investment other than that received for the debt.

     However, the terms of the contract do not permit net cash settlement, as the shares delivered upon conversion are not readily convertible to cash. ASC 815-10-15-130 provides additional guidance on determining whether shares are readily convertible to cash: "A security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume. That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume." The Company's trading history indicated that the shares are thinly traded and the market would not absorb the sale of the shares issued upon conversion without significantly affecting the price. As the conversion features would not meet the characteristics of a derivative instrument as described in paragraphs ASC 815-15-25, the conversion feature is not required to be separated from the host instrument and accounting for separately. Under ASC 815-40-25, as the conversion feature and the warrants do not permit net cash settlement, and require net share settlement, they must remain classified as equity.

     22. The Company does not believe that there was a material misstatement of its 2008 financial statements which were included in its December 31, 2009 Form 10-K.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart

                                                                               8

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